Filed Pursuant to Rule 424(b)(5)

Registration No. 333-284217

PROSPECTUS SUPPLEMENT

To Prospectus Supplement dated May 19, 2025

(To Prospectus dated January 22, 2025)

Up to $1,534,372

Common Stock

This prospectus supplement (the “Prospectus Supplement”) amends and supplements certain information in the prospectus supplement, dated May 19, 2025, to the prospectus dated January 22, 2025, filed with the Securities and Exchange Commission as part of our registration statement on Form S-3 (333-284217), (collectively, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock from time to time pursuant to the terms of the At The Market Offering Agreement, dated May 19, 2025 (the “Agreement”), with Ladenburg Thalmann & Co. Inc. (“Ladenburg”) as sales agent. During the twelve calendar months prior to, and including, the date hereof, we have sold an aggregate of 8,649,526 shares of our common stock for aggregate gross proceeds of approximately $2,733,025 through Ladenburg under the Agreement. This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement supersedes and replaces the prospectus supplement dated June 13, 2025.

As of the date of this Prospectus Supplement, the aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $12,802,192, which was calculated based on 21,336,987 shares of our outstanding common stock held by non-affiliates and a price of $0.60 per share, the closing price of our common stock on June 11, 2025, which is the highest closing sale price of our common stock on the NYSE American within the prior 60 days. As of the date of this Prospectus Supplement, we have sold securities with an aggregate market value of approximately $2,733,025 pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this Prospectus Supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in public primary offerings on Form S-3 with a value exceeding one-third of our public float (as defined by General Instruction I.B.6) in any 12-calendar month period so long as our public float remains below $75.0 million.

We are filing this Prospectus Supplement to amend the ATM Prospectus to update the maximum amount of shares that we are eligible to sell from and after the date hereof, and to specify the value of common stock we would be permitted to sell in any 12-calendar month period under General Instruction I.B.6. We may currently only offer and sell shares of our common stock having an aggregate offering price of up to $1,534,372 pursuant to this Prospectus Supplement in accordance with the terms of the Agreement, and as a result of the limitations set forth in General Instruction I.B.6. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 and subject to the terms of the Agreement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3. If our public float increases such that we may sell additional amounts under the Agreement and the registration statement of which this Prospectus Supplement and the ATM Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock trades on the NYSE American under the symbol “VTAK.” On August 4, 2025, the last reported sale price of our common stock on the NYSE American was $0.17 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-3 of the ATM Prospectus and contained in the documents incorporated by reference into this Prospectus Supplement and the ATM Prospectus for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann & Co. Inc.

Prospectus Supplement dated August 7, 2025